Exhibit 11

                 Statement of Computation of Per Share Earnings

         Set forth below are the bases for the computation of earnings per share for the periods shown. Information for 1999 has been adjusted to reflect the 10% stock dividends paid in January 2000 and February 2001 and the two for one stock split in the form of a dividend paid in March 2000. Information for 2000 has been adjusted to reflect the 10% stock dividend paid in February 2001.

                                               Year Ended December 31,
Earnings (loss) Per Common Share               2000              1999
                                          ---------------    --------------
     Basic                                    $1.66              $1.31
     Average Shares Outstanding             1,582,504          1,686,621
     Diluted                                  $1.63              $1.30
     Average Shares Outstanding             1,618,462          1,696,153